WESTMORELAND CAPITAL CORPORATION
REPORT OF EXEMPTION CLAIMED UNDER C.F.R §240.15c3-3(k)
DECEMBER 31, 2015

To the best of my knowledge and belief, Westmoreland Capital Corporation, claims exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provision") for the entire year ended December 31, 2015.

To the best of my knowledge and belief, Westmoreland Capital Corporation, has met the identified exemption provision under 17 C.F.R. §240.15c3-3(k)(2)(i) throughout the entire year ended December 31, 2015 as described in paragraph (d)(4)(iii) of this section without exception.

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Matthew Iak.
President